UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

                        Commission File Number: 333-17007
                                                ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Farm Bureau 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            FBL Financial Group, Inc.
                             5400 University Avenue
                           West Des Moines, Iowa 50266

                              INFORMATION PROVIDED

1. Financial statements and schedules of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.

2. A written consent of Independent Auditors is attached hereto as Exhibit 2 and is incorporated herein by this reference.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 21, 2002

                                        FARM BUREAU 401(k) SAVINGS PLAN

                                        By: Iowa Farm Bureau Federation
                                            (Administrator of the Plan)

                                        By /s/ Craig A. Lang
                                           -----------------
                                        Craig A. Lang
                                        President

                                        By /s/ Jerry C. Downin
                                           -------------------
                                        Jerry C. Downin
                                        Secretary and Treasurer

                                                                       Exhibit 1







FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Farm Bureau 401(k) Savings Plan
Years Ended December 31, 2001 and 2000

                         Farm Bureau 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)...............8

                         Report of Independent Auditors

The Board of Directors
Iowa Farm Bureau Federation

We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

Des Moines, Iowa
May 7, 2002

                         Farm Bureau 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                         DECEMBER 31
                                                     2001            2000
                                               ------------------------------
ASSETS
Investments:
   Mutual funds, at fair value                  $ 19,854,976    $ 16,241,766
   Pooled investment trust, at fair value          6,960,072       6,894,793
   Flexible premium deferred annuities             5,899,102       5,577,222
   Notes receivable from participants              1,165,083         945,361
                                               ------------------------------
Total investments                                 33,879,233      29,659,142

Contribution receivables:
   Employer                                            6,836          36,985
   Participants                                        4,071         107,041
                                               ------------------------------
Total contribution receivables                        10,907         144,026

Cash                                                      --           3,875
Accrued investment income receivable                  12,511           2,341
                                               ------------------------------
Total assets                                      33,902,651      29,809,384

LIABILITIES
Amount payable for pending investment trades         100,611         399,396
                                               ------------------------------
Total liabilities                                    100,611         399,396
                                               ------------------------------
Net assets available for benefits               $ 33,802,040    $ 29,409,988
                                               ==============================

SEE ACCOMPANYING NOTES.

                         Farm Bureau 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                               YEAR ENDED DECEMBER 31
                                                               2001             2000
                                                         -------------------------------
Additions:
   Investment income:
     Interest                                             $    440,554     $    356,213
     Dividends                                                 449,996          292,395
     Net unrealized and realized losses on investments      (1,317,835)        (935,400)
                                                         -------------------------------
                                                              (427,285)        (286,792)
   Contributions:
     Employees                                               4,785,214        4,368,904
     Employer                                                1,994,509        1,879,518
     Rollovers from other plans                                308,292        1,771,873
                                                         -------------------------------
Total additions                                              6,660,730        7,733,503

Deductions:
   Benefits paid to participants                             2,259,528        1,811,649
   Administrative expenses                                       9,150            6,550
                                                         -------------------------------
Total deductions                                             2,268,678        1,818,199
                                                         -------------------------------
Net additions                                                4,392,052        5,915,304

Net assets available for benefits at beginning of year      29,409,988       23,494,684
                                                         -------------------------------
Net assets available for benefits at end of year          $ 33,802,040     $ 29,409,988
                                                         ===============================

SEE ACCOMPANYING NOTES.

                         Farm Bureau 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2001


1. SIGNIFICANT ACCOUNTING POLICIES

Investments in mutual funds are stated at fair market value, based on the latest quoted market price. The pooled investment trust is stated at fair market value, based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund. Investments in flexible premium deferred annuities, which are considered fully benefit-responsive contracts, are valued at contract value (including earnings attributed to the investment). Contract value approximates fair value.

Notes receivable from participants are stated at the unpaid principal balance plus accrued interest, which approximate fair value. Beginning January 1, 2000, the interest rate is the Wells Fargo prime lending rate at the origination of the loan, which ranged from 4.75% to 9.00% during 2001 and 7.25% to 7.75% during 2000.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Farm Bureau Insurance Company of Nebraska, and the Nebraska Farm Bureau Federation (collectively, the Companies). Participants may contribute a portion of their salaries, pre-tax, to the Plan. The maximum amount contributed is determined by each participating company, ranging from 11% to 20% during 2001 and 2000, and additional limits imposed by the Internal Revenue Service. Certain participating companies also match employee contributions up to 2% to 4% of eligible salary.

The Plan also allows for participants to borrow money from the Plan subject to certain provisions.

                         Farm Bureau 401(k) Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer-matching contributions for certain participating companies are invested in FBL Financial Group, Inc. common stock through ownership of units of a pooled investment trust. Participants own units of this trust rather than directly owning the stock. Participants are immediately fully vested in such contributions.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant.

Wells Fargo Bank N.A. is the Plan's trustee and provides recordkeeping services to the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the Plan administrator.

3. INVESTMENTS

Contributions are invested in mutual funds and flexible premium deferred annuities sponsored by or offered by the Companies and, as discussed above, a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc., and four unaffiliated mutual funds. Participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high quality corporate bonds, debt securities of the United States Government and short-term money market instruments. Participants electing to have contributions deposited into the flexible premium deferred annuities receive interest at a rate determined by the Board of Directors of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The interest rate credited to these contributions ranged from 5.60% to 6.00% during 2001 and from 5.75% to 6.00% during 2000.

                         Farm Bureau 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.

All investments are considered participant directed.

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                         DECEMBER 31
                                                                     2001           2000
                                                               ------------------------------
EquiTrust Series Fund, Inc.:
  Managed Portfolio (215,522 shares in 2001 and
    173,828 shares in 2000)                                     $  2,614,279    $  2,008,636
  Blue Chip Portfolio (111,697 shares in 2001 and
    93,847 shares in 2000)                                         4,290,275       4,304,998
  Value Growth Portfolio (348,659 shares in 2001 and
    309,294 shares in 2000)                                        3,566,777       2,649,910
Fidelity Advisor Mid-Cap Fund (115,252 shares in 2001
  and 81,025 shares in 2000)                                       2,193,241       1,788,211
Wells Fargo Large Company Growth Fund (44,706 shares in 2001
  and 29,581 shares in 2000)                                       2,220,563       1,873,641
Flexible premium deferred annuities                                5,899,102       5,577,222
FBL Financial Group, Inc. common stock
  (398,071 shares in 2001 and 389,505 shares in 2000*)             6,639,824       6,824,987

*The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.

During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) increased (decreased) in fair value as follows:

                                                                    YEAR ENDED DECEMBER 31
                                                                     2001           2000
                                                               ------------------------------
Mutual funds                                                    $   (568,559)   $   (380,617)
Pooled investment trust                                             (749,276)       (554,783)
                                                               ------------------------------
                                                                $ (1,317,835)   $   (935,400)
                                                               ==============================

                         Farm Bureau 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

At December 31, 2001 and 2000, the Plan had open investment trades of $100,611 and $399,396, respectively, which were settled during January of the next year. The investments and liability for the trades in process have been reflected in the statement of net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan has applied for but has not received a determination letter on the amended plan, however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. ADMINISTRATIVE AND OPERATING EXPENSES

The Companies pay substantially all administrative and operating expenses of the Plan.

                              SUPPLEMENTAL SCHEDULE

                         Farm Bureau 401(k) Savings Plan
                                E.I.N. 42-0331840
                                    Plan #004

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                         DESCRIPTION OF INVESTMENT, INCLUDING
   IDENTITY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST, COLLATERAL,                         CURRENT
     LESSOR, OR SIMILAR PARTY                  PAR OR MATURITY VALUE                     COST (1)           VALUE
--------------------------------------------------------------------------------------------------------------------
Participant directed:
                                      Mutual funds, at fair value:
   EquiTrust Series Fund, Inc.(2)        High Grade Bond Portfolio                                        $1,007,096
   EquiTrust Series Fund, Inc.(2)        High Yield Bond Portfolio                                           998,553
   EquiTrust Series Fund, Inc.(2)        Managed Portfolio                                                 2,614,279
   EquiTrust Series Fund, Inc.(2)        Money Market Portfolio                                              614,905
   EquiTrust Series Fund, Inc.(2)        Blue Chip Portfolio                                               4,290,275
   EquiTrust Series Fund, Inc.(2)        Value Growth Portfolio                                            3,566,777
   Dreyfus Investments                   Dreyfus Emerging Leaders Fund                                     1,591,327
   Fidelity Investments                  Fidelity Advisor Mid-Cap Fund                                     2,193,241
   T. Rowe Price                         T. Rowe Price International Fund                                    757,960
   Wells Fargo, Inc. (2)                 Wells Fargo Large Company Growth Fund                             2,220,563

                                      Pooled investment trust investments, at fair
                                         value:
   FBL Financial Group, Inc. (2)           FBL Financial Group, Inc. Common Stock                          6,639,824
   Wells Fargo, Inc. (2)                   Short Term Investment Fund for EBT                                320,248

   Farm Bureau Life Insurance
     Company (2)                      Flexible premium deferred annuities                                  5,899,102

   Various participants               Notes receivable, 4.75% - 9.5%, due through
                                         December 2006                                                     1,165,083
                                                                                                       --------------
Total investments                                                                                        $33,879,233
                                                                                                       ==============

(1)  Cost information is only required for non-participant directed investments.
(2)  The issuer is considered a party-in-interest to the Plan.


                                                                                                                    8


                                                                       Exhibit 2




                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-17007) pertaining to the Farm Bureau 401(k) Savings Plan of our report dated May 7, 2002, with respect to the financial statements and supplemental schedule of the Farm Bureau 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                        /s/ Ernst & Young LLP

Des Moines, Iowa
June 21, 2002